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FEB 29 2008
Washington, DC
111

SEC 08029240 ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47352

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EBH Securities, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6525 E. 82nd St. Suite 209
(No. and Street)

Indianapolis, IN 46250
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stan Whittlesey (317) 594-0023
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Kathy Miller
(Name – *if individual, state last, first, middle name*)

6821 W. Philadelphia Dr. McCordsville IN 46055
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TA
3/19

OATH OR AFFIRMATION

I, Stanley Whittlesey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EBH Securities, Inc., as of December 31, 2007, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LOLA SWINFORD
Madison County
My Commission Expires
April 21, 2012

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EBH SECURITIES, INC.

FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2007

Kathy A. Miller
Certified Public Accountant

6821 W. Philadelphia Drive
McCordsville, Indiana 46055
317-336-6622

EBH SECURITIES, INC

TABLE OF CONTENTS

Mr. Stanley Whittlesey
President
EBH Securities, Inc.
8867 Major Run
Indianapolis, IN 46256

We have completed integrated audits of EBH Securities, Inc financial statements and of its internal control over financial reporting as of December 31, 2007, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits are presented below.

In our opinion, the financial statements listed on the following pages present fairly, in all material aspects, the financial position of EBH Securities at December 31, 2007 and the results of their operations and their cash flow in conformity with accounting principles generally accepted in the United States of America. These statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

We conducted our audit in accordance with the standards of the Public company Accounting Oversight board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material aspects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on that risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting include those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and (iii) provide

reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Kathy Miller, CPA

Kathy Miller, CPA
NMC Associates
February 28, 2008

EBH SECURITIES, INC.
BALANCE SHEET
As of December 31, 2007

ASSETS

CURRENT ASSETS		
Cash	16,748	
Accounts receivable	13,313	
Total current assets		30,061
EQUIPMENT		
Furniture	5,488	
Less accumulated depreciation	-5,488	0
Total Assets		**30,061**

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Payroll taxes payable	2,372	
Income taxes payable	544	
Commissions payable	3,955	
Total Current Liabilities		6,871
CONTRIBUTED CAPITAL		
Common stock, nopar, 1,000 shares authorized, 500 shares issued and outstanding	7,849	
Additional paid in capital	12,260	
Retained earnings	3,081	
Total stockholder's equity		23,190
Total Liabilities and Stockholder's Equity		**30,061**

EBH SECURITIES, INC.
INCOME STATEMENT
FOR THE YEAR DECEMBER 31, 2007

Revenue	231,981
Interest Income	37
Total Revenue	232,018
Expenses	
Commissions	148,651
Salaries	25,165
Payroll Tax Expense(Social Security/Medicare)	1,919
Rent	11,328
Auto Lease Expense	7,792
Telephone	2,157
Health Insurance(Unicare)	1,473
General Casualty	865
Charitable Contributions	3,224
Postage	127
Outside Services	13,570
Audit and accounting	3,000
Meals & Entertainment	2,820
Office Expense	1,995
Repair &Maintenance	1,070
Banking Fees	125
Professional License NASD	2,757
Office Supplies(Staples)	166
Legal	187
	228,390
Net Income	**3,628**
Taxes	544
Net Income After Taxes	3,084

EBH SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

ASSETS

CASH FLOWS FROM OPERATING ACTIVITIES:		
	Net Income	3,084
	Adjustmen Total current assets provided by Operating activities:	
	Decrease in Accounts receivable	16,478
	Increase in payroll taxes payable	1,420
	Increase in taxes payable	370
	Decrease in Commissions Payables	(10,853)
	Adjustment to Revenue	(5,884)
Net cash used for operating activities		**4,615**
Cash balance at beginning of year		12,133
Cash balance at end of year		16,748

EBH SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2006	7,849	12,260	-3	20,106
Additions:				
Net Income			3,084	3,084
Deductions:				
Net Gain			0	0
Balance at December 21, 2007	**7,849**	**12,260**	**3,081**	**23,190**

EBH SECURITIES
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

1. NATURE OF THE ORGANIZATION

EBH Securities, Inc located in Indianapolis, Indiana is an Indiana corporation established on May 10, 1994, as a securities broker. EBH Securities, Inc. is a closely held corporation with a 100% stockholder.

2. SIGNIFICANT ACCOUNTING POLICIES

EBH Securities, Inc. prepares its financial statements on the accrual basis of accounting.

Purchased furniture and office equipment are recorded at cost. Depreciation is recognized using the straight-line method over the estimated useful lives of seven years and five years respectfully.

EBH SECURITIES, INC.
COMPUTATION OF NET CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2007

Total Ownership Equity from Statement of Financial Condition	30,061
Total Ownership Equity Qualified for Net Capital	23,190
Deductions and/or charges (nonallowables)	0
Net Capital before haircuts on securities positions	23,190
Net Capital	23,190
COMPUTATION OF BASIC NET CAPITAL REQUIRMENT	
Minimum net capital required	458
Minimum dollar net capital requirment of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	5,000
Net capital requirement	5,000
Excess net capital	18,190
Excess net capital at 1000%	22,512

KATHY A. MILLER
Certified Public Accountant
6821 W. Philadelphia Drive
McCordsville, Indiana 46055

REPORT ON THE INTERNAL CONTROL STRUCTURE

Mr. Stan Whittlesey
President
EBH Securities, Inc.
Indianapolis, Indiana

In planning and performing my audit of the financial statements of EBH Securities, Inc. for the year ended December 31, 2007, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by EBH Securities, Inc. that I considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregated indebtedness and net capital under Rule 17a-3(a)(11). I did not review the practices and procedures followed by the company in making the monthly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security account customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practice and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's

authorization and properly recorded to permit preparation of financial statements in conformity with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors, or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. My study and evaluation disclosed that no material weakness exists. This evaluation was considered in determining the nature, timing and extent of the procedures to be performed in my audit of the financial statements of EBH Securities, Inc. for the year ended December 31, 2007. In addition, no facts came to my attention which would indicate the Company was not in compliance with its type k (2)(ii) exemptions from the requirements of SEC Rule 15c3-3. However, it should that my examination was not directed primarily toward obtaining knowledge of such noncompliance.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulation, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report is intended solely for use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose

Kathy A Miller, CPA
Kathy A Miller, CPA
February 28, 2007

END